October 7, 2024

Klaus Roewe
Chief Executive Officer
Lilium N.V.
Galileostra  e 335
82131 Gauting, Germany

       Re: Lilium N.V.
           Registration Statement on Form F-3
           Filed October 1, 2024
           File No. 333-282442
Dear Klaus Roewe:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing